SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                               Thermatrix Inc.
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                                (Name of Issuer)

                                   Common
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                         (Title of Class of Securities)

                                  883550 10 5
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this / / statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 9 Pages

SEC 1745 (10-85)

CUSIP NO 8835550 10 5.                     13G               PAGE 2 OF 9 PAGES

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  1   NAME OF REPORTING PERSON  Charles River VI GP Limited Partnership
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        04-3049015
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)  / /       (b)  / /
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  3   SEC USE ONLY
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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                     5     SOLE VOTING POWER
      NUMBER OF                 417,939
       SHARES        -----------------------------------------------------------
    BENEFICIALLY     6     SHARED VOTING POWER
      OWNED BY                  0
        EACH         -----------------------------------------------------------
      REPORTING      7     SOLE DISPOSITIVE POWER
       PERSON                   417,939
        WITH         -----------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER
                                0
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                417,939
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                5.4%
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 12   TYPE OF REPORTING PERSON*
                                PN
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CUSIP NO 8835550 10 5.                     13G               PAGE 3 OF 9 PAGES

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  1   NAME OF REPORTING         Richard M. Burnes, Jr.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                ###-##-####
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)  / /       (b)  / /
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  3   SEC USE ONLY
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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                     5     SOLE VOTING POWER
     NUMBER OF                  50,000
       SHARES        -----------------------------------------------------------
    BENEFICIALLY     6     SHARED VOTING POWER
      OWNED BY                  417,939
        EACH         -----------------------------------------------------------
      REPORTING      7     SOLE DISPOSITIVE POWER
       PERSON                   50,000
        WITH         -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                                417,939
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                467,939
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                6.0%
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 12   TYPE OF REPORTING PERSON*
                                IN
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CUSIP NO 8835550 10 5.                     13G                PAGE 4 OF 9 PAGES

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  1   NAME OF REPORTING         Donald W. Feddersen.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                ###-##-####
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)  / /       (b)  / /
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  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                     5     SOLE VOTING POWER
      NUMBER OF                 0
       SHARES        -----------------------------------------------------------
    BENEFICIALLY     6     SHARED VOTING POWER
      OWNED BY                  417,939
        EACH         -----------------------------------------------------------
      REPORTING      7     SOLE DISPOSITIVE POWER
       PERSON                   0
        WITH         -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                                417,939
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                417,939
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                5.4%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
                                IN
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CUSIP NO 8835550 10 5.                     13G               PAGE 5 OF 9 PAGES

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  1   NAME OF REPORTING         Michael J. Zak.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                ###-##-####
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)  / /       (b)  / /
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER
      NUMBER OF                 0
       SHARES        -----------------------------------------------------------
    BENEFICIALLY     6     SHARED VOTING POWER
      OWNED BY                  417,939
        EACH         -----------------------------------------------------------
      REPORTING      7     SOLE DISPOSITIVE POWER
       PERSON                   0
        WITH         -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                                417,939
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                417,939
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                5.4%
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 12   TYPE OF REPORTING PERSON*
                                IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G                                                 Page 6 of 9 Pages

Item 1:     (a) Name of Issuer:

                Thermatrix Inc.

            (b) Address of Issuer's Principal Executive Offices:

                308 N.Peters Road, Suite 100, Knoxville, TN  37922

Item 2:     (a) Name of Person Filing:

                Charles River VI GP Limited Partnership Richard M. Burnes, Jr., Donald W. Feddersen and Michael J. Zak. Messrs. Burnes, Feddersen and Zak are the individual general partners of Charles River Partnership VI GP Limited Partnership.

            (b) Address of Principal Business Office or, if none, Residence:

                The address of the principle business office of Charles River VI GP Limited Partnership and each of Messrs. Burnes, Feddersen and Zak is Charles River Ventures, 1000 Winter Street, Suite 3300, Waltham, MA 02451

            (c) Citizenship:

                Charles River VI GP Limited Partnership is a limited partnership organized under the laws of the state of Delaware. Each of Messrs. Burnes, Feddersen and Zak is a United States Citizen.

            (d) Title of Class of Securities:

                Common Stock.

            (e) CUSIP Number:

                883550 10 5

Item 3:

Item 4:     (a) Amount Beneficially Owned:

                Charles River VI GP Limited Partnership, Donald W. Feddersen and Michael J. Zak may be deemed to own beneficially 417,939 shares of Common Stock as of December 31, 1999; Richard M. Burnes may be deemed to own beneficially 467,939 shares as of December 31, 1999.

            (b) Percent of Class:

                Charles River VI GP Limited Partnership - 5.4%; Richard M. Burnes Jr. - 6.0%; Donald W. Feddersen - 5.4%; and Michael J. Zak - 5.4%; (based on 7,800,109 shares of Common Stock outstanding as of 9/30/99 in the Q3 10-Q).

SCHEDULE 13G                                                 Page 7 of 9 Pages

            (c) Number of shares as to which such person has:

        (i) sole power to vote or direct the vote: Charles River VI GP Limited Partnership VI-A: 417,939 shares; Mr. Burnes: 50,000 shares; Mr. Feddersen: 0 shares; Mr. Zak: 0 shares.

        (ii) shared power to vote or to direct the vote: Charles River Partnership VI: 0 shares; Charles River VI GP Limited
                Partnership: 417,939;  Mr. Burnes: 417,939 shares;
                Mr. Feddersen: 417,939 shares; Mr. Zak: 417,939 shares.

        (iii) sole power to dispose or direct the disposition of: Charles River VI GP Limited Partnership: 417,939 shares; Mr. Burnes:
                50,000 shares; Mr. Feddersen:  0 shares; Mr. Zak:  0 shares.

        (iv)    shared power to dispose or to direct the disposition of:
                Charles River VI GP Limited Partnership:  417,939 shares;  Mr.
                Burnes: 417,93 shares; Mr. Feddersen: 417,939 shares; Mr. Zak:
                417,939 shares

        Each of Messrs. Burnes, Feddersen and Zak expressly disclaims beneficial ownership of the 355,248 shares of Common Stock held of record by Charles River Partnership VI and the 62,691 shares of common stock held of record by Charles River Partnership VI-A for which he does not have a pecuniary interest.

Item 5:         Ownership of Five Percent or Less of a Class:

                Not Applicable

Item 6:         Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                Not Applicable

Item 8:         Identification and Classification of Members of the Group:

                Not Applicable

Item 9:         Notice of Dissolution of Group:

                Not Applicable

Item 10:        Certification:

                Not Applicable